02

Annual Report

PE
12-31-02


03056860


RECD S.E.C.
APR 2 3 2003
1086

X-Rite

solutions for the real world

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Corporate Profile

X-Rite is a leading global provider of systems and solutions for color and light measurement.

X-Rite develops and markets hardware, software, training and consultation services designed to improve businesses working with color and light. X-Rite serves a wide variety of markets, including digital imaging, printing, coatings, plastics, retail color matching, dental and advanced lighting.

Serving customers in 70 countries and employing over 600 people worldwide, X-Rite conducts its development and manufacturing in the United States. Sales and service offices are located throughout Europe, Asia and the Americas.

X-Rite is financially strong and debt-free. X-Rite common stock is quoted in The Nasdaq Stock Market under the symbol XRIT.



On the cover: X-Rite develops solutions for the real world – providing products and services that offer a measurable impact on the quality of products produced by global businesses every day.

Table of Contents

Financial Highlights 1
Report to Shareholders 2
Highlights 2002 4
Solutions for the Real World 8
Management's Report and Financial Information 18
Selected Financial Data, 2002 – 1992 26
Management's Discussion 28
Corporate Information, Officers and Directors 37



Financial Highlights

(in millions, except per share data)	2002	2001	2000
Operating Data			
Net sales	$ 98.5	$ 91.7	$ 103.4
Operating income	$ 6.4	$ 2.1	$ 18.1
Net income (loss)	$ (9.4)	$ 1.9	$ 12.4
Performance Data			
Return on sales	(9.6)%	2.1%	12.0%
Return on average equity	(9.3)%	1.7%	11.6%
At Year End			
Assets	$ 102.9	$ 119.0	$ 125.7
Liabilities	$ 11.5	$ 7.2	$ 12.5
Shareholders' Investment	$ 91.3	$ 111.7	$ 113.1
Working capital	$ 42.6	$ 52.1	$ 61.7
Per Share Data			
Diluted earnings	$ (.47)	$.09	$.58
Book value	$ 4.52	$ 5.25	$ 5.30

Dear Fellow Shareholders:

X-Rite made good progress in 2002.

We returned to profitability, grew sales and put a number of strategic initiatives in place that will improve our market position.

Today, X-Rite is increasing its leadership position in color-critical global markets. We have built sustainable relationships with major customers while developing efficient, less costly means of serving occasional buyers. We've developed our team: It's energized and accountable. Our competition is experiencing a better-prepared X-Rite; we're more responsive to customers and able to deliver higher value faster.

Our success depends on our ability to develop customer-driven business strategies and execute well. We ask ourselves every day, are we:

- serving the customer?
- acting with integrity?
- investing wisely?
- developing great people?
- managing risks?

Although some of our strategic efforts are still a work in progress, we believe X-Rite will grow in a profitable, sustainable manner over time. Determining priorities and setting goals is an ongoing process, and we are focusing on customers and on accountability, growth and strategic partnerships.

Customers.
Color impacts products made by Fortune 500 companies and small business enterprises alike. In the markets we serve, we strive to be the benchmark in customer satisfaction, innovation and service. Our vision demands a market-driven rather than a product-driven perspective – a direction that has increased momentum throughout the organization.

X-Rite employees are driving a corporate culture focused on customers. Understanding customer requirements guides our development and application initiatives and enables us to respond with fast, accurate measurement solutions.

Our international business now represents over 40 percent of our revenue, and this year, we received the President's "E" Award in recognition of our international sales growth. The "E" Award is granted by the President of the United States and is the highest level of recognition awarded to private industry.

Accountability.
We work together as a team and are responsible for accomplishing the goals we set. Employees are given the tools they need to set clear objectives and get the job done. Each business group has defined a clear, customer-driven strategy with financial, product and service goals that keep them focused on delivering valuable, real-world solutions. We are accountable to our shareholders, customers and one another.

Growth.
Today, providing quality workflow solutions through new product development remains our lifeblood. In 2002, we introduced nine new products and adaptations to invigorate traditional

"Our success can be summed up in one word: quality: quality of people, quality of technical solutions, quality of customer partnerships and an intense desire to win."

— Michael C. Ferrara

markets, enter new ones, increase share internationally and meet customer needs more effectively. We are improving our execution – increasing our development output, improving the quality and market reach of new products, driving cost out of the process and successfully accelerating time to market.

In addition to our product and market development initiatives, our vision includes acquisitions focused on filling resource gaps that complement our existing core competencies. We will also be targeting other high growth industries.

Strategic partnerships.
X-Rite has long benefited from alliances with large customers, distribution partners and with global industry leaders – companies like PPG®, Henry Schein® and Komori®. These relationships support our leadership position and strengthen our brand equity. By renewing their commitments to X-Rite in 2002, these partners – along with all of our customers – helped us achieve faster growth in our global markets.

Our work connects us with powerful and profitable companies around the world, delivering dynamic solutions that impact the way people work every day. We aspire to succeed and make our customers, shareholders and employees proud of their affiliation with X-Rite.

Rather than discuss the year in detail in this letter, we have added a Highlights 2002 section that discusses our performance, culture and other accomplishments.

I am honored to have gained the confidence of the Board of Directors to lead this organization. I am optimistic about our future, and believe the best is yet to come. As you read this report, I hope you feel – as I do every day – the passion to win and the competitive spirit here at X-Rite.



Michael C. Ferrara
President
Chief Operating Officer



Highlights 2002

X-Rite focused on initiatives that resulted in valuable, practical results for our customers, shareholders, employees and communities.



Tyler Andrew talks about upcoming tradeshows (above), while (clockwise) Kerri Milarch, Agnieszka Tanis, Bill Streelman and Mehari Hailu keep our global supply chain on task.


X-Rite

X-Rite (Shanghai) International Trading Company Limited. Opening ceremony – June 3, 2002.



Jim Weaver takes advantage of the new Customer Resource Center.



Elizabeth Eidson understands customer needs.

Business Review

We welcomed a return to growth in 2002 and are happy to report renewed strength in our core color business.

The factors that played an important role last year were customer focus, accountability, development initiatives and strategic partnerships with key customers. Our proactive approach to building specialized business models for our markets is working.

Sales for the year were $98.5 million – up over 7 percent – with our fourth quarter reaching a historic high. Core markets of industrial coatings and retail color matching led the way with exceptional growth. The weak spot was our lighting business, which is closely tied to the rate of growth in the telecommunications market.

Despite rising costs and increased competition, our 2002 gross profit margin of 62.5 percent is consistent with last year's, and illustrates the real benefits of cost-effective, lean manufacturing processes. Operating income results of $6.4 million showed significant improvement – triple that of 2001.

While sales and operating income improved, two major factors contributed to a net loss for the year. The first involves a change in accounting policy dealing with goodwill. We adopted the new policy and recorded an impairment loss of $7.6 million in our laboratory business. We also recorded a $7.2 million write-down in the value of other investments. These write-downs were driven by the decline in the telecommunications and software markets.

Customer Focus

In 2002, we established additional offices in Europe and Asia. Local offices reassure our multinational customers that we are committed to providing sales and technical support in their "neighborhoods." One of these new locations is our China headquarters in Shanghai. This, together with our well-established offices in Tianjin and Beijing, brings advanced color measurement solutions, training and after-sales service to China.

Customer Resource Center

In 2002, X-Rite hosted more customers than ever. We opened our new Customer Resource Center in Michigan, featuring demonstration labs, a product showroom, multimedia conference rooms and interactive tools communicating in seven languages. The center helps us connect with our customers more effectively and demonstrates the value of our solutions. We also used the center to welcome trade journalists, market leaders and suppliers.

Information Access

Our e-business initiatives are focused on areas essential to successful customer relationships: marketing, purchasing, training and service support. Through www.x-rite.com, we provide web-based tools offering instant access to information and educational opportunities – saving customers time and money.

At www.expo.xrite.com (the first virtual tradeshow for color management professionals working with plastics, textiles and coatings) visitors can participate in online forums and view product demonstrations. www.measureitrite.com is a training resource offering classes designed for customers in graphic arts, textiles, automotive paint, retail paint, plastics and ink. These innovations help





Lab technicians set color standards for industries around the world.



On April 9, 2002, X-Rite celebrated with this ad as *The Wall Street Journal* brought color to its front page.



Kari Ilbrink at work in our state-of-the-art manufacturing facility.

customers maximize the value of their investment in X-Rite products.

Our vision for information access and the use of e-business portals will continue to expand in response to customer needs.

Innovations 02

Last year we initiated aggressive changes to streamline new product development practices, improve response and development times and reduce costs to move products to market faster. Here are a few examples:

Newsprint

Newspapers value color, and when *The Wall Street Journal*® decided to add color to its front page, it had to be just right. That's why the publisher chose X-Rite. With the launch of a new version of our popular auto-scanning densitometer, we now offer newspaper publishers a better way to improve quality and and increase advertising income.

The Wall Street Journal's successful rollout of its new look attracted many North American and European newspapers to our color-control solutions. They are the industry's only spectrally-based, automated densitometers for newspaper print operations – they are fast, easy to use and add real value.

Home Décor

The newest version of our MatchRite® color-matching system isn't just about paint matching. It's about helping our retail customers sell more products to complement their customers' paint purchases. With patented features like *Color Harmony* and *Paint My Room,* customers can develop interior color schemes on a computer screen, and then "paint" a room in different colors. People-focused solutions like this are why MatchRite is the overwhelming choice of our customers.

Industrial

We recently introduced a high-performance benchtop spectrophotometer. This new product is dramatically different from the portable units that we are known for. It sets standards for functionality and meets expectations for precision and accuracy thereby allowing us to better serve our existing customers and attract new ones. The first units shipped in late 2002, and we are receiving great response from our customers.

Server-Based Software

Through our research, we learned that many of our customers lacked an effective way to manage color data and standards across multiple locations. So, we developed a web edition product to complement our existing formulation and quality assurance software. This gives



Dan DePrekel and Larry Zandstra work with students in a robotics competition.



Bob Binder helps X-Rite color students get it right the first time.


External Focus
Adaptability
Mission
Flexible
Beliefs & Assumptions
Stable
Involvement
Consistency
Internal Focus

The Denison Organizational Culture Model.

customers a way to store, access and control their color data from any location around the world. X-Rite is the first in the industry to offer this server-based computing solution to its customers. This again represents our ability to effectively identify customers' business challenges and offer valuable solutions.

Competitive Advantage

X-Rite's competitive advantage is clear. We provide world-class measurement solutions that are dependable, accurate and repeatable. They are easy-to-use and enable businesses to produce more competitive products. X-Rite wins customer loyalty and is able to enter new markets with strength and credibility.

Our products are state-of-the art and localized with offerings in eight major languages. We provide substantial after-sale resources including knowledgeable customer service and technical support teams, educational opportunities and web-based portals for customers who value the convenience of Internet access. From our locations in the U.S., Germany, United Kingdom, France, China, Japan, Czech Republic, Singapore, Italy and The Netherlands, our organization supports the customer. When we say we will meet or exceed our customers' expectations – we do it.

Our People Make It Happen

Every day, X-Rite employees make a difference with innovative solutions that serve our customers and improve business. We continued to drive our *play to win* culture in 2002, encouraging accountability and performance excellence. Our leadership team managed the business in tough economic times, while building an organization of motivated employees who are passionate about what they do at work, at home and in their communities.

In support of our desire to benchmark culture effectiveness, we employed the Denison Organizational Culture Survey. The Denison model links organizational culture and bottom-line performance measures such as return on investment, sales growth, innovation and employee satisfaction. Used by over 500 organizations worldwide, this tool is a benchmark in our pursuit of excellence.

The work ethic we embrace also impacts our lives beyond the workplace. Whether participating in sports challenges, charitable projects or sharing time with youth groups, we believe in community involvement.



X-Rite Annual Report 2002

Solutions for the Real World

X-Rite provides practical solutions that measure and manage the unique aspects of color and light for customers around the world.



Customers know that X-Rite measurement solutions create greater efficiencies and improve the quality and profitability of their products.

Our driving force is the customer – real companies in search of practical solutions to solve workflow challenges. Our industry-leading instruments, software and services deliver measurable value to our customers and strengthen their competitive advantage. Whether working in a factory, an automotive body shop, a printing facility or a laboratory, X-Rite delivers quality control solutions that work.

Ultimately, X-Rite solutions impact businesses and consumers every day.

X-Rite's Impact

The most commonly used instruments for measuring color are densitometers, colorimeters and spectrophotometers. And while the technology behind our products is complex, the impact is simple.

At X-Rite, we're the people who...

...custom-match paint colors.

...keep the color of products and packaging consistent.

...optimize mammography X-ray images.

...improve dental patients' smiles with precise shade matching.

...control color in photo development.

That's what we mean by real-world solutions.



Graphic Arts

Commercial Printing –
packaging and publishing

Photography –
photo reproduction

Imaging –
digital, on-demand
printing devices

Customer activity in printing, photography and imaging is growing, signaling a renewed confidence in the future for these industries.

X-Rite printing customers recognize the use of color in printed material can increase readership, understanding, loyalty and brand equity. Customers in our photography and digital imaging markets demand better quality and greater image control.

Commercial printing
For printers and prepress professionals, our products are color tools that work, providing confidence in the consistency of color output. We have expanded our color measurement capabilities to better serve the newspaper market. Major newspaper organizations embrace our advanced quality control products for their printing processes. Customers such as *The Wall Street Journal, Orlando Sentinel®, The Dallas Morning News®, Cox Newspapers* and *Interweb Montreal* agree that our solutions improve productivity, reduce costs and give them a better product.

We also continue to work with large press manufacturers to integrate our capability into their presses. Closed-loop technology reduces errors and makes the press operator's job easier.

Photography
X-Rite provides advanced quality control technology for the photographic industry. This market includes photo labs that process images, as well as manufacturers of photo development equipment. From the corner drugstore to the professional film lab, customers rely on X-Rite solutions to consistently produce quality photos.

Imaging
In 2002, new technologies accelerated digital convergence in the imaging market. For the first time, sales of digital cameras outsold analog cameras. Commercial photographers moved from traditional to digital photography. All have created unique opportunities for X-Rite.

The Color of Money:
Design by U.S. Treasury, Color by X-Rite

Color is coming to U.S. currency. In a move that's perhaps more revolutionary than the 1998 makeover of the portraits on paper bills, the Bureau of Engraving and Printing plans to unveil color designs for the $20, $50 and $100 bills, starting in 2003. The $20 bill is first in line for a color makeover, and X-Rite instruments will be used to keep the ink colors consistent.


UNITED STATES O
IN GOD WE TRUST


10%
20%
30%
40%
A3
A4
A5
A6
CMY

different customers

Color and Appearance

Retail –
paint-matching systems

Industrial –
paint, plastics, textiles, cosmetics, food, pharmaceuticals

Color influences perception and how we view the world around us, including our judgments about the quality and appeal of products we buy and use every day.

Retail color matching
What are the real-world benefits of our MatchRite retail color-matching systems? For our customers (home centers, mass merchants, hardware stores and paint retailers), the benefits include: accurate color matches, decreased inventory, increased customer satisfaction and growing sales.

For home décor customers, the benefit is color coordination for the entire home. Paint is only part of the picture – there are also fabrics to match, along with furniture, window treatments, wallpaper and a host of home accents. Retailers count on X-Rite's point-of-sale tools to match and coordinate colors quickly, easily and accurately.

North American consumers have come to expect color-matching capabilities wherever they buy paint. In Europe, Latin America and Asia, great opportunity exists for X-Rite's advanced color matching systems. Each geographic region is unique and has its own challenges and timing considerations. We have made important inroads in these markets with some of the largest paint retailers already choosing X-Rite.

Industrial
Manufacturers want the competitive advantage of accurate color reproduction. Consistent color is key when your products are assembled from parts made around the world, an increasingly common scenario.

X-Rite's comprehensive solutions give manufacturers a full range of options to fit various real-world needs and budgets. Whether our customers require hand-held





color measurement devices or contact-free tools for production lines, we offer practical answers.

Our new benchtop spectrophotometer has positioned X-Rite to play a role in helping companies set and maintain standards for color reproduction. This is vital to manufacturers in diverse industries, such as beverages, plastics, cosmetics and textiles.

Real Solutions

- Museums ensure the color fidelity of masterpiece restorations and ancient artifacts.
- Manufacturers of dairy products factor in color because consumers judge a food's freshness by its color.
- Cosmetic companies control and formulate lipstick colors.
- Contact lens manufacturers create precision color lenses.





different needs

Light & Shape Measurement

Light –
calibration, lamp and LED measurement

Telecommunication Testing –
VCSEL, DWDM

Shape Mapping –
automotive, general manufacturing

Researchers and manufacturers need the ability to precisely measure and evaluate products to ensure that output meets exact specification.

Light

We are recognized as a leading provider of integrating spheres, diffuse reflectance materials, coatings and reflectance standards. Marketed under the tradename Labsphere®, our products support companies as they work to bring lighting and light-related products to market.

Consumer demand for energy efficiency and miniaturization continues to influence the lighting industry. We work with companies like General Electric®, Philips® and Osram Sylvania® to provide high-speed testing systems for small, high-efficiency light sources.

Reflectance Materials

X-Rite's proprietary reflectance material, Spectralon®, is currently being used for on-board calibration of an imaging camera on Envisat, a European Space Agency satellite gathering environmental data. This perfectly diffuse reflecting material has applications in three grades – optical, space and laser.

Telecommunications testing

Companies in the telecommunications business are seeking ways to test for efficiency in fiber optic cable transmissions – packets of light carrying information traveling through glass wires. The dependability of data transmitted via this medium is key to the expansion of the fiber optic network. Labsphere products evaluate the quality and capability of the network, enabling maximum utilization.

Shape mapping

Still in its infancy, our non-contact surface measurement technology offers advantages over traditional methods for mapping the surface of complex objects.

The primary application for this product today is in the production of precision-machined automotive parts, such as engines, transmissions and brakes. Our products help manufacturers improve product quality and productivity, benefits that translate into safer vehicles.

We believe this initiative has potential for future growth. The reason? It meets real-world needs in ways that no competitive products can.



3D Imaging

A major automotive manufacturer was receiving complaints about brake noise on one of its vehicles. Traditional methods of analysis failed to pinpoint the problem.

We suggested the Holomapper®, our patented holographic imaging tool that generates 3D images of a product's surface. The source of the problem was identified and the machining process adjusted to correct the problem.



different solutions







Biodiagnostics

Dental –
shade-matching for crowns and implants

X-ray –
quality control evaluation

X-Rite solutions make life easier for physicians, dentists and their patients. Although the biodiagnostic market represents only a small part of our business today, we believe it holds the promise of steady growth.

Dental

One of our most promising products is our innovative ShadeVision® System for dentists and dental labs. This device is an important tool for dental professionals, allowing them to take accurate shade measurements. By eliminating the subjectivity of the human eye, the X-Rite system minimizes shade-matching errors and improves communication between the dentist and laboratory. This creates a more positive dental experience for patients.

X-ray

We have long been the market leader in medical densitometers and sensitometers – tools for X-ray technologists and radiologists. X-Rite continues to develop products to meet the varied needs of hospital radiology departments, clinics, mobile units and medical offices.

REALITY Award

The REALITY Publishing Company is a recognized authority in product evaluation and testing for the dental marketplace. We are pleased that the ShadeVision System has been awarded Most Innovative New Product of the Year.


REALITY

Most *Innovative* New Product of the Year

2003







Eric Michel and Shinobu Okamoto meeting with customers.

Our people, products, technology resources and service capabilities are global. From Paris to Shanghai, New York to Sydney, Milan to Toronto, wherever measurement matters, X-Rite is there.

X-Rite
making a difference

Management's Report on Financial Statements

To the Shareholders of X-Rite, Incorporated:

The financial statements included in this report have been prepared by and are the responsibility of management. We utilized accounting principles which in our judgment are the most appropriate for the Company's circumstances and are in conformity with those that are generally accepted in the United States. In preparing this information, we included amounts that are based on our best estimates and judgements.

Management is responsible for establishing and maintaining a dynamic system of internal controls that balances benefits and costs. The objectives of the system are to give reasonable assurance of the integrity and reliability of the financial records and to safeguard Company assets. We believe our system of internal controls effectively meets its objectives.

The Company's independent auditors are engaged to provide an objective, independent audit of the Company's financial statements. The independent auditors conduct a review of internal controls to the extent required by generally accepted auditing standards, and perform tests and procedures they deem necessary to arrive at an opinion on the fairness of the financial statements.

The Audit Committee of the Board, composed of directors from outside the Company, meets regularly with management and the independent auditors to review and discuss audit findings and other financial and accounting matters.



Michael C. Ferrara
President
Chief Operating Officer



Duane F. Kluting
Vice President
Chief Financial Officer

Condensed Balance Sheets

(in thousands)	December 28, 2002	December 29, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 10,100	$ 9,164
Short-term investments	7,438	15,667
Accounts receivable (net)	19,773	12,048
Inventories	14,080	15,235
Other current assets	2,743	7,240
Total current assets	54,134	59,354
Property, Plant and Equipment (net)	21,127	22,342
Other Noncurrent Assets	27,623	37,256
	$102,884	**$118,952**
Liabilities and Shareholders' Investment		
Current Liabilities:		
Accounts payable	$ 3,323	$ 1,713
Accrued liabilities:		
Payroll and employee benefits	4,265	2,743
Other	3,948	2,767
Total current liabilities	11,536	7,223
Shareholders' Investment (Temporary and Permanent)	91,348	111,729
	$102,884	**$118,952**

Condensed Statements of Operations

(in thousands, except per share items) For year ended	December 28, 2002	December 29, 2001	December 30, 2000
Net sales	$ 98,468	$ 91,658	$103,449
Cost of sales	36,899	34,587	36,943
Gross profit	61,569	57,071	66,506
Operating expenses:			
Selling and marketing	27,769	23,231	21,685
General and administrative	14,993	15,380	14,977
Research, development and engineering	12,376	15,499	11,771
Restructuring charge	—	862	—
	55,138	54,972	48,433
Operating income	6,431	2,099	18,073
Other income	33	959	1,090
Write down of other investments	(7,237)	(1,125)	—
Income (loss) before income taxes	(773)	1,933	19,163
Income taxes	1,021	—	6,755
Income (loss) before cumulative effect of change in accounting principle	(1,794)	1,933	12,408
Cumulative effect of change in accounting principle	(7,615)	—	—
Net income (loss)	**$ (9,409)**	**$ 1,933**	**$ 12,408**
Earnings (loss) per share – basic:			
Earnings (loss) before cumulative effect of change in accounting principle	$ (.09)	$.09	$.59
Cumulative effect of change in accounting principle	(.38)	—	—
	$ (.47)	$.09	$.59
Earnings (loss) per share – diluted:			
Earnings (loss) before cumulative effect of change in accounting principle	$ (.09)	$.09	$.58
Cumulative effect of change in accounting principle	(.38)	—	—
	$ (.47)	$.09	$.58

Condensed Statements of Temporary and Permanent Shareholders' Investment

(in thousands, except per share items) For years ended December 28, 2002, December 29, 2001, and December 30, 2000	Common Stock	Additional Paid-in Capital	Retained Earnings	Shares in Escrow	Accumulated Other Comprehensive Income (Loss)	Stock Conversion Program	Total Temporary & Permanent Shareholders' Investment
Balances, January 1, 2000	$ 2,124	$ 8,439	$ 96,293	$(4,820)	$(1,214)	$ —	$100,822
Total comprehensive income	—	—	12,408	—	(360)	—	12,048
Cash dividends	—	—	(2,116)	(13)	—	—	(2,129)
Employee stock plans	10	467	—	—	—	—	477
Sale of 257,264 shares by escrow fund	—	(2,913)	—	4,833	—	—	1,920
Balances, December 30, 2000	2,134	5,993	106,585	—	(1,574)	—	113,138
Total comprehensive income	—	—	1,933	—	(634)	—	1,299
Cash dividends	—	—	(2,141)	—	—	—	(2,141)
Employee stock plans	19	1,525	—	—	—	(517)	1,027
Repurchase of 231,364 shares	(23)	(1,726)	—	—	—	—	(1,749)
Stock conversion program	—	—	—	—	—	155	155
Balances, December 29, 2001	2,130	5,792	106,377	—	(2,208)	(362)	111,729
Total comprehensive income (loss)	—	—	(9,409)	—	1,878	—	(7,531)
Cash dividends	—	—	(2,021)	—	—	—	(2,021)
Employee stock plans	6	403	—	—	—	—	409
Repurchase of 1,135,642 shares	(114)	(139)	(11,088)	—	—	—	(11,341)
Stock conversion program	—	—	—	—	—	103	103
Balances, December 28, 2002	**$2,022**	**$6,056**	**$83,859**	**$ —**	**$ (330)**	**$(259)**	**$ 91,348**

Condensed Statements of Cash Flow

(in thousands) For year ended	December 28, 2002	December 29, 2001	December 30, 2000
Cash Flows from Operating Activities:			
Net income (loss)	$ (9,409)	$ 1,933	$ 12,408
Depreciation and amortization	5,575	6,168	5,717
Deferred income taxes	774	4,082	(4,669)
Write-down of other investments	7,237	1,125	—
Change in accounting principle	7,615	—	—
Changes in operating assets and liabilities	2,604	(2,107)	6,641
Other	389	793	406
Net cash provided by operating activities	14,785	11,994	20,503
Cash Flows from Investing Activities:			
Proceeds from sales and maturities of investments	14,782	25,715	22,026
Purchases of investments	(6,810)	(29,020)	(12,378)
Capital expenditures	(2,230)	(4,972)	(4,140)
Acquisitions	—	—	(4,505)
Increase in other investments	(6,636)	(10,013)	(9,556)
Net cash used for investing activities	(894)	(18,290)	(8,553)
Cash Flows from Financing Activities:			
Dividends paid	(2,021)	(2,141)	(2,129)
Issuance of common stock	375	1,027	477
Repurchase of common stock	(11,341)	(1,749)	—
Proceeds from sales of escrow investments	—	—	1,920
Net cash provided by (used for) financing activities	(12,987)	(2,863)	268
Effect of exchange rate changes	32	(272)	(521)
Net Increase (Decrease) in Cash and Equivalents	936	(9,431)	11,697
Cash and Equivalents at Beginning of Year	9,164	18,595	6,898
Cash and Equivalents at End of Year	**$10,100**	**$ 9,164**	**$18,595**

Shareholder Information

The Company's common stock is quoted in The Nasdaq Stock Market under the symbol XRIT. Ranges of high and low sales prices reported by The Nasdaq Stock Market and the cash dividends per share declared for the past two years are as follows:

	2002		2001	
	Price Range	Cash Dividends	Price Range	Cash Dividends
First Quarter	$9.75 – $7.75	$.025	$10.31 – $6.50	$.025
Second Quarter	9.27 – 5.01	.025	10.30 – 8.15	.025
Third Quarter	8.99 – 6.87	.025	9.75 – 6.70	.025
Fourth Quarter	8.40 – 6.85	.025	10.00 – 6.75	.025

As of March 1, 2003, the Company had approximately 1,300 shareholders of record of its common stock. Since many of the shares are held in "street name," management estimates the total number of shareholders, including beneficial owners, to be 7,000.

Quarterly Financial Data

Quarterly financial data is summarized as follows:

(in thousands, except per share items)	Net Sales	Gross Profit	Operating Income (Loss)	Net Income (Loss)	Diluted Earnings (Loss) Per Share
2002					
First Quarter	$ 20,956	$12,284	$ (324)	$ (7,874)[1]	$(.39)
Second Quarter	24,401	15,537	1,601	(5,488)	(.27)
Third Quarter	22,246	13,980	315	252	.01
Fourth Quarter	30,865	19,768	4,839	3,701	.18
	$98,468	**$61,569**	**$6,431**	**$(9,409)**	**$(.47)**
2001					
First Quarter	$ 25,360	$16,263	$ 2,844	$ 2,429	$.11
Second Quarter	24,429	15,448	1,927	1,755	.08
Third Quarter	21,739	13,579	(1,199)	404	.02
Fourth Quarter	20,130	11,781	(1,473)	(2,655)	(.12)
	$91,658	**$57,071**	**$2,099**	**$ 1,933**	**$.09**

[1] Includes a goodwill impairment charge of $7,615 recorded as a cumulative effect of change in accounting principle.

Report of Independent Auditors on Condensed Financial Statements

To the Shareholders and Board of Directors of X-Rite, Incorporated

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of X-Rite, Incorporated and subsidiaries at December 28, 2002 and the related consolidated statements of operations, permanent shareholders' investment and cash flow for the year then ended (not presented separately herein) and in our report dated January 28, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements for the year ended December 28, 2002 is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived. The financial statements of X-Rite, Incorporated for the years ended December 29, 2001 and December 30, 2000 were audited by other auditors who have ceased operations and whose report dated January 29, 2002 expressed an unqualified opinion on those statements.

Ernst & Young LLP

Grand Rapids, Michigan
January 28, 2003

Copy – Report of Independent Public Accountants

To the Shareholders of X-Rite, Incorporated:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of X-Rite, Incorporated, (a Michigan corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, permanent shareholders' investment and cash flows for each of the three years in the period ended December 29, 2001 included in the Company's Form 10-K, not appearing herein. In our report dated January 29, 2002, also appearing in the Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the condensed consolidated financial statements on pages 27 through 30, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP

Grand Rapids, Michigan
January 29, 2002

The Company has not been able to obtain, after reasonable efforts, the reissued report of Arthur Anderson LLP related to the 2001 and 2000 consolidated financial statements given the circumstances surrounding Arthur Anderson's cessation of its operations.



Selected Financial Data, 2002 – 1992

(in thousands, except per share items)	2002	2001	2000	1999	1998
Operations					
Net sales	$ 98,468	$ 91,658	$103,449	$100,209	$94,811
Cost of sales	36,899	34,587	36,943	34,218	32,579
Gross profit	61,569	57,071	66,506	65,991	62,232
Operating expenses	55,138	54,972	48,433	45,738	51,965
Operating income	6,431	2,099	18,073	20,253	10,267
Other income	33	959	1,090	827	425
Write-down of other investments	(7,237)	(1,125)	—	—	—
Income (loss) before income taxes	(773)	1,933	19,163	21,080	10,692
Income taxes	1,021	—	6,755	7,431	3,830
Change in accounting principle	(7,615)	—	—	—	—
Net income (loss)	$ (9,409)	$ 1,933	$ 12,408	$ 13,649	$ 6,862
Performance Data					
Return on sales	(9.6%)	2.1%	11.9%	13.6%	7.2%
Return on average equity	(9.3%)	1.7%	11.6%	14.3%	7.8%
Return on average assets	(8.5%)	1.6%	10.6%	13.4%	7.3%
Per Share Data					
Earnings (loss) – basic	$ (.47)	$.09	$.59	$.65	$.33
Earnings (loss) – diluted	(.47)	.09	.58	.62	.32
Cash dividends	.10	.10	.10	.10	.10
Book value	4.52	5.25	5.30	4.75	4.26
Other Data (At Year-End)					
Outstanding shares	20,224	21,301	21,337	21,241	21,178
Total assets	$102,884	$118,952	$125,683	$107,819	$95,444
Working capital	42,598	52,131	61,712	60,896	53,414
Shareholders' investment	91,348	111,729	113,138	100,822	90,119
Capital additions (net)	2,230	4,972	4,140	4,343	4,176
Depreciation and amortization	5,575	6,168	5,717	5,862	5,836



1997	1996	1995	1994	1993	1992
$ 96,991	$ 84,394	$72,634	$ 59,475	$39,189	$36,170
32,933	29,973	25,096	18,000	12,220	11,233
64,058	54,421	47,538	41,475	26,969	24,937
37,013	31,635	32,969	23,677	17,158	15,401
27,045	22,786	14,569	17,798	9,811	9,536
267	447	111	590	626	526
—	—	—	—	—	—
27,312	23,233	14,680	18,388	10,437	10,062
9,290	7,852	4,809	5,742	2,910	3,000
—	—	—	—	—	—
$18,022	$15,381	$ 9,871	$12,646	$ 7,527	$ 7,062
18.6%	18.2%	13.6%	21.3%	19.2%	19.5%
22.7%	23.3%	17.9%	27.8%	20.5%	23.0%
21.0%	21.6%	16.7%	26.2%	19.4%	21.3%
$.85	$.73	$.47	$.60	$.36	$.34
.85	.73	.47	.60	.36	.34
.10	.10	.10	.08	.08	.06
4.07	3.46	2.82	2.44	1.90	1.61
21,149	21,065	21,019	20,993	20,938	20,902
$ 92,468	$ 78,951	$63,507	$ 54,558	$41,855	$35,789
46,523	42,070	28,257	36,573	30,751	25,685
86,080	72,962	59,270	51,132	39,818	33,664
4,288	3,122	3,413	4,173	1,536	1,671
5,488	4,265	3,430	1,473	1,213	1,124

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following management's discussion and analysis describes factors affecting the results of operations, liquidity and capital resources of X-Rite, Incorporated (also referred to as "X-Rite" and "the Company"). This discussion should be read in conjunction with Company's Form 10-K, which includes audited financial statements and additional information about significant accounting policies and practices and the transactions that underlie the financial results.

X-Rite is a global leader in providing color, light and shape measurement solutions across a broad spectrum of industries and applications. The Company's business strategy is focused on providing an array of sophisticated quality control instrumentation, software and services, to assist its customers in measuring and controlling various facets of a product's appearance and functionality. The Company serves many industries, with an emphasis on industrial and retail coatings, printing and imaging, telecommunications, medical and dental products.



X-Rite generates revenue by selling products and services through a direct sales force as well as select distributors. The Company has sales and service facilities located in the United States, as well as key locations in Europe and Asia.

The Company's cost of sales consists primarily of the costs associated with manufacturing its products. Those costs consist of materials, labor and manufacturing overhead. The Company's primary manufacturing activities are conducted at facilities in Michigan and New Hampshire, in addition to a smaller facility located in Germany. X-Rite's gross profit historically has fluctuated within a relatively narrow range. Principal drivers of gross profit include production volumes, product mix, labor, facilities and materials costs.

Operating expenses are composed of three categories: selling and marketing, general and administrative expenses and research, development and engineering. Selling and marketing expenses are composed of wages, commissions, facility costs, travel, advertising, media and product promotion costs. General and administrative expenses include compensation and facilities costs for the information systems, executive, human resources and finance departments, as well as software, legal and consulting costs. Research, development and engineering expenses are composed of wages, facilities, software and consulting costs. These costs are incurred for both new product development and the support and refinement of the existing product lines.

There are many factors that affect operating results; critical factors include the following:

The Company must be able to provide products and services that are both technologically advanced and competitively priced. To do so requires a dedicated research and development effort that is customer focused and timely in its new product delivery.

The Company's manufacturing processes are vertically integrated. Therefore, it is important to efficiently manage the cost structure for capital expenditures, materials and overhead, as well as operating expenses such as wages and benefits.

X-Rite's products are sold in many markets and geographic regions, which requires a coordinated sales and marketing effort that can deliver cost-effective measurement solutions to a variety of customers both large and small.

The table below sets forth information derived from the Company's consolidated statements of operations, expressed as a percentage of net sales.

Net Sales

Record fourth-quarter sales of $30.9 million helped the Company post a 7.4 percent increase in sales for 2002. Sales for the year were $98.5 million, compared to $91.7 million in 2001. The 2001 sales were 11.4 percent lower than the 2000 sales of $103.4 million. These results were especially pleasing in light of the difficult markets encountered in 2002. Capital goods spending remained soft globally, particularly in several key markets, such as printing, imaging and tele-communications. The Company's focus on continually providing its customers with cost effective solutions has allowed sales to grow in difficult economic times.

The Color and Appearance product groups capitalized on new product introductions to record combined sales of $38.0 million, a 23.4 percent increase over 2001 sales of $30.8 million. Color and Appearance sales were $37.1 million in 2000. The industrial and refinishing market group recorded sales of $23.2 million, an 18.4 percent increase over the 2001 sales $19.6 million. Retail coating sales were $14.8 million, an increase of 32.1 percent over 2001 sales of $11.2 million, reflecting the popularity of the latest versions of the MatchRite ColorDesigner® software enhancements.

Graphic Arts sales were $41.7 million compared to $41.1 million in 2001, an increase of 1.5 percent.

Statement of Operations as a Percentage of Sales

(in thousands)	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	37.5	37.7	35.7
Gross profit	62.5	62.3	64.3
Operating expenses:			
Selling and marketing	28.2	25.4	21.0
General and administrative	15.2	16.8	14.5
Research, development and engineering	12.6	16.9	11.4
Restructuring charges	—	0.9	—
Total operating expense	56.0	60.0	46.9
Operating income	6.5	2.3	17.4
Other income	—	1.0	1.0
Write-down of other investments	(7.4)	(1.2)	—
Income (loss) before income taxes and cumulative effect of change in accounting principle	(0.9)	2.1	18.4
Income taxes	1.0	—	6.5
Cumulative effect of change in accounting principle	(7.7)	—	—
Net income (loss)	(9.6)%	2.1%	11.9%



Printing line sales were $21.3 million, an increase of 5.5 percent over 2001 sales of $20.2 million. The imaging product line sales were $20.4 million in 2002, compared to $20.9 million in 2001, a decrease of 2.4 percent. Graphic Arts sales in 2000 were $47.7 million.

Labsphere had a disappointing year, as continued softness in the lighting and telecommunications industries hampered sales efforts. Sales for 2002 were $11.9 million compared to $14.8 million in 2001, a decrease of 19.8 percent. Sales in 2000 were $14.5 million.

X-Rite's new ShadeVision dental product continued to gain market acceptance in 2002, which helped the Biodiagnostics lines record a 41.1 percent increase in sales. Total Biodiagnostic sales for the year were $6.9 million, compared to $4.9 and $4.1 million in 2001 and 2000, respectively.

Geographically, sales to the North American and European markets were strong in 2002. Sales in North America increased 9.3 percent over 2001, while European sales were up 7.8 percent. Sales in the Asia Pacific region were flat, with gains experienced in the Chinese market offset by weaknesses in other Asian markets, primarily Japan.

Sales from the Coherix® and Optronik® units, which were acquired in the third quarter of 2000, were nominal in 2002, 2001 and 2000, and accordingly, did not impact total sales.

Price changes had a marginal impact on sales levels in 2002, 2001 and 2000.

Gross Profit

Gross profit as a percent of net sales was 62.5 percent in 2002 as compared to 62.3 and 64.3 percent in 2001 and 2000, respectively. The manufacturing cost structure has remained consistent, but under-absorbed overhead and competitive pricing pressures has lowered gross profit.

Selling and Marketing Expenses

The Company continues to expand its sales and marketing coverage to support new product introductions and geographic expansion. Selling and marketing expense was $27.8 million for 2002, a 19.8 percent increase over 2001 expenses of $23.2 million. Selling and marketing expenses in 2000 were $21.7 million.The increased marketing costs were across most lines of business, with particular emphasis on newer lines such as ShadeVision and Coherix.

Additional marketing costs were also incurred for new product rollouts for the 8000 Benchtop series, Color-Designer and ATD News for the printing group. Sales costs also increased as a result of the additional staffing and travel costs to expand our global reach to Europe and Asia.

In 2002, we also completed the opening of X-Rite, (Shanghai) International Trading Co. Ltd. in Shanghai. This company serves as a sales and service center for China. Expanding our presence in China will facilitate continued growth and help X-Rite establish a position as that country's preferred provider of color measurement solutions.

General and Administrative

General and administrative expenses decreased 2.6 percent in 2002. Total expenditures were $15.0 million versus $15.4 million in 2001. The 2000 expenses were also $15.0 million. The decrease reflects the impact of an ongoing cost cutting initiative as well as a focus to leverage these costs over a higher amount of sales.



Research, Development and Engineering

Research, Development and Engineering (RD&E) expenditures in 2002 were $12.4 million compared to $15.5 million in 2001, a decrease of $3.1 million or 20.0 percent. In 2000, RD&E expenditures were $11.8 million. The decrease in 2002 can be attributed to lower employee headcount, completion of several new product projects during the year, and reduced contract engineering costs that were directed at a specific development project.

In addition to the RD&E costs reported as operating expenses, costs were incurred to develop new software products in each of the last three years that were capitalized. Software development costs capitalized totaled $1.7, $1.6 and $1.6 million in 2002, 2001 and 2000, respectively. The related amortization expense was included in cost of sales.

Restructuring Charge

In September 2001, the Company announced a workforce reduction plan and recorded a $0.9 million pretax charge to earnings. This charge has been classified separately as a component of Operating Expenses under the caption "Restructuring charge" and represents costs associated with non-voluntary termination benefits for approximately 60 positions. Benefit payments began during the fourth quarter of 2001. As of December 28, 2002, 60 positions have been eliminated. The remaining unpaid benefits at December 28, 2002 of $0.2 million are included in accrued liabilities.

Other Income

Other income consists primarily of dividend and interest income and foreign currency exchange gains and losses. The decline in other income in 2002 is due to decreased yields in the tax-exempt markets as well as less funds available for investment.

Write-Down of Other Investments

Other investments include investments made by the Company's strategic venture capital group, XR Ventures, LLC (XRV). Each investment represents less than 20 percent of the ownership of the respective investees. Since the Company does not exercise significant influence over the operating and financial policies of each investee, the investments have been recorded at cost. The Company periodically evaluates the carrying value of each investment to determine whether a decline in fair value below cost has occurred. If the decline is determined to be other than temporary, the carrying value is adjusted to the current fair value and a loss is recognized. A comprehensive assessment of the continuing value of XRV's investments was performed in June 2002, and the conclusion was reached that due to the continued erosion of the venture capital markets, and network middleware and telecommunications sectors of the economy, the value of certain investments had been permanently impaired. Accordingly, a charge of $6.6 million was recorded in the second quarter.

In the fourth quarter of 2002, XRV provided a working capital advance of $0.6 million to a company in which it had previously invested and subsequently expensed that investment. This new funding was made in conjunction with other previous third-party investors. This funding was intended to provide the investee operating cash for the next six months



while it sought new sources of investment capital. The investee has not been successful in securing new capital, and upon further analysis, this investment was deemed to be impaired and the appropriate charge was taken in the fourth quarter.

The Company performed a similar assessment in the fourth quarter of 2001, and it was determined that certain investments had been permanently impaired requiring a write-down of $1.1 million. No such write-downs occurred in 2000.

Tax benefits related to these write downs may not be realizable and accordingly were not recorded for either year.

At December 28, 2002, the Company had four venture capital investments for which impairment charges have not been recorded. These companies are focused in the medical diagnostic device, market research and telecommunications components industries.



Income Taxes

The Company recorded a tax provision of $1.0 million in 2002 against a loss before taxes of $0.8 million and cumulative effective of change in accounting principle. The provision was adjusted by the potential non-deductible capital losses associated with the write-down of investments by XR Ventures, LLC. Exclusive of these write-downs, the Company would have had approximately a 16 percent tax rate in 2002, compared to the U.S. statutory rate of 35 percent. This lower rate benefited from tax reductions received as a result of the Company's foreign sales operations.

The effective tax rate for 2001 was zero percent, and approximately 35 percent for 2000.

Cumulative Effect of Change in Accounting Principle

Effective December 30, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite life. Instead, companies are required to review goodwill and intangible assets with an indefinite useful life for impairment annually and as indicators of impairment occur. During 2002, the Company completed steps one and two of the transitional testing required by SFAS No. 142, as well as the annual impairment testing requirement. Step two testing was completed with the assistance of an independent valuation firm during the fourth quarter of 2002.

Under SFAS No.142, goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Company evaluated goodwill using three reporting units, Labsphere and Optronik combined, Coherix, and X-Rite Mediterranee.

Upon completion of the step two transitional testing for the Labsphere and Optronik combined reporting unit, it was determined that an impairment of goodwill had occurred. Therefore, a non-cash charge of $7.6 million, or 38 cents per share, was recorded. The decline in fair value of the Labsphere and Optronik reporting unit is primarily attributable to a decline in revenue and profitability for the unit. This decline has led to a reduction in the three to five year projection of operating earnings for the unit. The impairment is recorded under the caption "Cumulative effect of change in accounting principle" in the accompanying condensed statement of operations. The fair value of the remaining reporting units



exceeded their net book value. Therefore, no impairment charges were recorded for these units. In calculating the impairment charge, the fair value of the reporting unit was determined by using a discounted cash flow analysis. This methodology was selected over the market value approach, due to a lack of comparable competitor data availability, which is necessary to complete a market value study.

If the non-amortization provisions of Statement No.142 had been applied in 2001 and 2000, amortization expense would have been reduced by $0.9 and $0.6 million, respectively.

Liquidity and Capital Resources

Approximately $14.8 million of cash was generated from operating activities in 2002, an increase of $2.8 million or 23.3 percent over 2001. Cash flow from operations in 2000 was $20.5 million. Non-cash depreciation and amortization charged against net income was $5.6 million, compared to $6.2 million and $5.7 million for 2001 and 2000, respectively. Amortization expenses in 2001 and 2000 include $0.9 and $0.6 million respectively, for amortization of goodwill, which was not expensed in 2002, due to the adoption of SFAS No. 142. In addition, the Company recorded non-cash charges of $7.2 million for write-downs of XR Ventures, LLC investments, and $7.6 million for goodwill impairments in connection with adoption of SFAS No.142. In 2001, XR Ventures, LLC recorded a write-down of $1.1 million. There was no impairment recorded in 2000.

Cash and short-term investments at December 28, 2002, were $17.5 million as compared to $24.8 million at December 29, 2001. The largest use of cash in 2002 was $11.2 million for the repurchase of Company common stock through the Founders Stock Redemption program. Working capital at December 28, 2002, was $42.6 million as compared to $52.1 million at December 29, 2001. The current ratio at December 28, 2002 was 4.7:1, compared to 8.2:1 at December 29, 2001.

The Company anticipates that current liquidity, future cash flows and a bank credit line will be sufficient to fund operations, life insurance premiums, capital expenditures and financing needs for the foreseeable future. Should additional funding be required, supplemental borrowing arrangements are the most probable alternative for meeting capital resource and liquidity needs. The Company maintains a revolving line of credit of $20 million.

The Company's portfolio of short-term investments consists primarily of tax-free municipal bonds, mutual funds and preferred stocks. An allowance for unrealized gains and losses related to this portfolio has been established. Changes to the allowance are reported as a component of other comprehensive income. The allowance was $0.8 and $0.6 million at December 28, 2002 and December 29, 2001, respectively.

Capital expenditures of $2.2 million were made in 2002. These expenditures were made primarily for machinery, equipment, building improvements, computer hardware and software. Capital expenditures in 2001 were $5.0 million. The Company anticipates making capital expenditures in 2003 of approximately $3.7 million.

During 1998, the Company entered into agreements with its founding shareholders for the future purchase of 4.5



million shares of common stock. The stock purchases will occur following the later of the death of each founder and his spouse. The price the Company will pay the founders' estates for these shares will reflect a 10 percent discount from the market price, although the discounted price may not be less than $10 per share (a total of $45.4 million) or more than $25 per share (a total of $113.5 million).

The cost of the purchase agreements will be funded by $160.0 million of proceeds from life insurance policies the Company has purchased on the lives of certain of these individuals. The Company anticipates that stock purchases will not coincide with the receipt of insurance proceeds; therefore, borrowed funds may be required periodically to finance the Company's purchase obligations. Insurance was purchased at the $160.0 million level in order to provide adequate funding for both the maximum aggregate purchase price and anticipated borrowing costs. Life insurance premiums total $4.3 million each year while all the policies remain in effect. Of the $4.3 million paid in 2002, 2001 and 2000 approximately $1.4, $1.0 and $1.0, million, respectively, were classified as expense.

The Company purchased 1,120,000 shares at $10 per share or $11.2 million under the terms of the agreement in January 2002. This founder was not insured; therefore, as anticipated at the time the agreement was entered into, the Company funded this obligation with cash and short-term investments.

The Company's most significant financing activities in 2002 were the payment of dividends to shareholders and the repurchase of common stock through the Founders program, as previously discussed. During the last three years, dividends were paid at a rate of 10 cents per share or approximately $2.0 million dollars annually. At the present time, the Board of Directors intends to continue payments at this rate. In September 2000, the Board of Directors authorized a common stock repurchase program of up to one million shares of outstanding stock. The timing of the program and amount of the stock repurchases will be dictated by overall financial and market conditions. There were no shares repurchased in 2002 under this program. During 2001, the Company repurchased 231,364 shares at an average cost of $7.56 per share. There were no shares repurchased during 2000.

Other Investments

XR Ventures, LLC (XRV) is a strategic venture capital group formed in 2000 and majority owned by X-Rite. Its mission is to direct and manage the Company's investments in start-up companies in high technology fields. The Company's partners in the group are Dr. Peter M. Banks and Mr. James A. Knister. Both have had extensive careers as executives in technology companies. In addition to their roles with XR Ventures, both serve on the Board of Directors of X-Rite, Incorporated. The venture group seeks out, but is not restricted to companies with technologies that are directly related to current Company technologies, or technologies that the Company is interested in pursuing including biosensors, micro-mechanical systems, telecommunication components and information



technologies. At December 28, 2002, and December 29, 2001, XRV held minority positions in 11 companies, with a total net investment $3.2 and $8.6 million, respectively. The Board of Directors of the Company evaluated the fairness, ongoing risks and uncertainty involved in partnering with two of its directors. The arrangement was negotiated at arms-length with Dr. Banks and Mr. Knister, who were represented by their own counsel while the Company was represented by its regular counsel.

Other Matters

In November of 2001, the Company's Board of Directors adopted a Shareholder Protection Rights Plan (the "Plan"), which became effective in the first quarter of 2002. The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $30.00, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire in the first quarter 2012. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees and affiliates, automatically become void.

Forward-looking Statements

This discussion and analysis of financial condition and results of operations, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's beliefs, assumptions, current expectations, estimates and projections about the industries it serves, the economy, and about the Company itself. Words such as "anticipates," "believes," "estimates," "expects," "likely," "plans," "projects," "should," variations of such words and similar expressions are intended to identify such forward-looking statements.

These statements, such as those related to refining manufacturing processes, new products and new markets, are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

Furthermore, X-Rite, Incorporated undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.





Corporate Headquarters

3100 44th Street S.W.
Grandville, MI 49418
616-534-7663

Annual Meeting

The Annual Meeting of the Shareholders will be held at 4:30 p.m., on Monday, May 19, 2003, at Western Michigan University, Grand Rapids, MI. Management urges all shareholders to attend the meeting or vote their proxies and thus participate in the decisions that will be made at this meeting.

Independent Auditors

Ernst & Young, LLP
Grand Rapids, MI

Legal Counsel

Varnum, Riddering, Schmidt & Howlett, LLP
Grand Rapids, MI

Transfer Agent

EquiServe Trust Company, N.A.
Boston, MA

For change of name, address, or to replace lost certificates, write to:
EquiServe,
P.O. Box 43011
Providence, RI 02940-3011

Shareholder Inquiries:
800-426-5523

Investor Relations

Information regarding earnings, releases, financial information, SEC Edgar filings and other investor data is available on the Company's website: **www.x-rite.com.**

Questions can be addressed to:
Duane F. Kluting
Vice President –
Chief Financial Officer
X-Rite, Incorporated
3100 44th Street S.W.
Grandville, MI 49418
616-257-2370
dkluting@x-rite.com

Board of Directors

John E. Utley
Chairman of the Board
Retired, formerly Acting Deputy President
Lucas Varity Automotive, plc
Buffalo, NY

Dr. Peter M. Banks
Retired, formerly President, Chief Executive Officer and Chairman of the Board
ERIM, International, Inc.
Ann Arbor, MI

Stanley W. Cheff
Chairman
Wolverine Building Group
Grand Rapids, MI

James A. Knister
Retired, formerly Group Managing Director – Ventures
Donnelly Corporation
Holland, MI

Paul R. Sylvester
President and Chief Executive Officer
Manatron, Inc.
Kalamazoo, MI

Rufus S. Teesdale
Retired, formerly Partner
Loan Services & Systems
Glen Ellyn, IL

Ronald A. VandenBerg
Business Consultant
Formerly Senior Vice President
Donnelly Corporation
Holland, MI

Mark D. Weishaar
President and Chief Executive Officer
Sturgis Molded Products
Sturgis, MI

Corporate Officers

Michael C. Ferrara
President
Chief Operating Officer

Joan Mariani Andrew
Vice President International

Bernard J. Berg
Senior Vice President
Engineering

Duane F. Kluting
Vice President and Chief Financial Officer, Corporate Secretary

Jeffrey L. Smolinski
Vice President Operations

Coherix®, ColorDesigner®, Holomapper®, Labsphere®, Optronik®, ShadeVision®, Spectralon®, X-RiteColor®, X-Rite® and MatchRite® are registered trademarks of X-Rite, Incorporated • General Electric® is a registered trademark of General Electric Company • Henry Schein® is a registered trademark of Henry Schein, Inc. • Komori® is a registered trademark of Komori Corporation • Orlando Sentinel® is a registered trademark of Tribune Company • Osram Sylvania® is a registered trademark of Osram Sylvania Inc. • PANTONE® is a registered trademark of Pantone, Inc. • Philips® is a registered trademark of Koninklijke Philips Electronics N.V. • PPG® is a registered trademark of PPG Industries. The Dallas Morning News is a registered trademark of Belo Corp. • The Wall Street Journal® is a registered trademark of Dow Jones & Company, Inc.

All product and service names are trademarks or registered trademarks of their respective owners. Trademarks may be registered in one or more jurisdictions.

Michele Most, M Design Ltd, graphic designer • Jeff Hage, Image Fabricators, contributing photographer • The Wordsmiths, copywriter • Foremost Graphics, LLC, printer and valued X-Rite customer

XRIT NASDAQ LISTED



X-Rite, Incorporated
3100 44th Street SW, Grandville, MI 49418
616-534-7663 • www.x-rite.com